EXHIBIT 3.19

RESTATED ARTICLES OF INCORPORATION

of

MASSEY COAL MINING COMPANY

CHANGING ITS NAME TO

BEN CREEK COAL COMPANY

AND OTHERWISE AMENDING

ITS ARTICLES OF INCORPORATION

Pursuant to the provisions of Section 33, Article 1, Chapter 31 of the Code of West Virginia, the undersigned corporation, pursuant to resolutions duly adopted by the Board of Directors of the Corporation and by its sole stockholder, hereby adopts the following Restated Articles of Incorporation:

I. The name of the Corporation is Ben Creek Coal Company.

II. The period of duration of the Corporation is perpetual.

III. The address of the principal office of the Corporation is Rawl (Mingo County), West Virginia 25691; the name and address of the appointed person to whom notice or process shall be sent is Ben Creek Coal Company, P.O. Box 26765, Richmond, Virginia 23261.

IV. The purposes of the Corporation are as follows:

1. To acquire, purchase, lease, option, own, sell and mortgage coal lands, or supposed coal lands or mineral estates; to buy and sell real estate; to prospect for coal, and mine and process coal and other minerals and mineral products, and generally to buy, sell, handle, and deal in the market in coal of all kinds; to purchase, acquire and contract for machinery, buildings, vehicles, and equipment for mining and marketing coal; and to construct and operate railways and tramways for mining and moving coal.

2. To have and to exercise all the powers now or hereafter conferred by the laws of the State of West Virginia upon corporations organized pursuant to the laws thereof and any amendments and supplements thereto.

V. The amount of the total authorized capital stock of the Corporation shall be $5,000, which shall be divided into five thousand shares of the par value of $1 each. Upon the issuance of a Restated Certificate of Incorporation with respect hereto by the Secretary of State of West Virginia, each of the 78,000 shares of common stock of the Corporation then outstanding, $1 par value per share, shall be automatically converted into 1/100 of a fully paid and nonassessable share of common stock of the Corporation, $1 par value per share. Certificates representing the Corporation’s common stock outstanding at such time shall be valid certificates for 1/100 of the number of shares stated on their face, at a par value of $1 per share, until surrendered in exchange for new certificates as provided by the Board of Directors of the Corporation. At such time of issuance, the stated capital of the Corporation shall be reduced from $78,000 to $780.

VI. The number of Directors shall be fixed by the By-laws of the Corporation, but in the absence of a by-law fixing such number, it shall be three.

The foregoing Restated Articles of Incorporation amend and supersede the original Articles of Incorporation and all amendments thereto.

Dated: December 28, 1976

MASSEY COAL MINING COMPANY

By:	/s/ Herbert B. Cline, Jr.
Herbert B. Cline, Jr., President

And	/s/ Wm. Blair Massey
Wm. Blair Massey, Secretary

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